                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                       Nucentrix Broadband Networks, Inc.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  670198 10 0
                                  -----------
                                 (CUSIP Number)


                                  April 1, 1999
                                  -------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]  Rule 13d-1(b)

         [ X ]  Rule 13d-1(c)

         [   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 670198 10


1)       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Quaker Capital Management Corporation

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ X ]

         (b)      [   ]

3)       SEC USE ONLY
                      --------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER
           1,022,206

6)       SHARED VOTING POWER
           545,735

7)       SOLE DISPOSITIVE POWER
           1,022,206

8)       SHARED DISPOSITIVE POWER
           545,735

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,567,941

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [   ]

10)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           15.7%

11)      TYPE OF REPORTING PERSON
           IA



                               Page 2 of 12 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 670198 10


1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Quaker Capital Partners I, L.P.


2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


         (a)      [ X ]


         (b)      [   ]


3)      SEC USE ONLY
                     ----------------------------------------------


4)      CITIZENSHIP OR PLACE OF ORGANIZATION


         Pennsylvania


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5)      SOLE VOTING POWER


         897,638


6)      SHARED VOTING POWER


         - 0 -


7)      SOLE DISPOSITIVE POWER


         897,638


8)      SHARED DISPOSITIVE POWER


         - 0 -


9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         897,638


10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


         [    ]


11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         9.0%


12)     TYPE OF REPORTING PERSON


         PN



                               Page 3 of 12 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 670198 10




1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Quaker Premier, L.P.


2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


         (a)      [ X ]


         (b)      [   ]


3)      SEC USE ONLY


4)      CITIZENSHIP OR PLACE OF ORGANIZATION


         Pennsylvania


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5)      SOLE VOTING POWER


         897,638


6)      SHARED VOTING POWER


         - 0 -


7)      SOLE DISPOSITIVE POWER


         897,638


8)      SHARED DISPOSITIVE POWER


         - 0 -


9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         897,638


10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


         [     ]


11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         9.0%


12)     TYPE OF REPORTING PERSON


         PN



                               Page 4 of 12 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 670198 10



Item 1(a).   Name of Issuer.

         NUCENTRIX BROADBAND NETWORKS, INC.  ("Nucentrix")

Item 1(b).   Address of Issuer's Principal Executive Offices.

         200 Chisholm Place, Suite 200
         Plano, TX  75075

Item 2(a).   Name of Person Filing.

         (i)      Quaker Capital Management Corporation

         (ii)     Quaker Capital Partners I, L.P.

         (iii)    Quaker Premier, L.P.

Item 2(b).   Address of Principal Business Office, or if none, Residence.

         The address of the principal business offices of each of the Filing Parties is:

         401 Wood Street, Suite 1300
         Pittsburgh, PA  15222

Item 2(c).   Citizenship.

         (i) Quaker Capital Management Corporation is a corporation organized under the laws of the State of Pennsylvania.

         (ii) Quaker Capital Partners I, L.P. is a private investment partnership organized under the laws of the State of Pennsylvania.

         (iii) Quaker Premier, L.P. is a limited partnership organized under the laws of the State of Pennsylvania.

Item 2(d).   Title of Class of Securities.

         Common Stock, $.001 par value per share

Item 2(e).   CUSIP Number.

         670198 10 0

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10



Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this Statement is filed pursuant to Rule 13d-1(c), check the following box. [ X ]

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  In connection with the corporate restructuring of the issuer under Chapter 11 of the United States Bankruptcy Code (the "Restructuring"), which became effective as of April 1, 1999, all of the old common stock of the issuer was canceled and new common stock of the restructured issuer was issued to the holders of the issuer's old senior notes and convertible notes. Each of the reporting persons was directly or indirectly issued common stock in the Restructuring in exchange for the cancellation of its old senior notes. Quaker Capital Partners I, L.P. is the direct beneficial owner of 897,638 shares of common stock of the issuer. Quaker Premier, L.P. is the sole general partner of Quaker Capital Partners I, L.P., and, as such, may be deemed to beneficially own the 897,638 shares of common stock held by Quaker Capital Partners I, L.P. Quaker Capital Management Corporation is the sole general partner



                               Page 6 of 12 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


         of Quaker Premier, L.P., and, as such, may be deemed to beneficially own the 897,638 shares of common stock held by Quaker Capital Partners I, L.P. In addition, Quaker Capital Management Corporation may be deemed to beneficially own 545,735 shares of common stock which are held by a variety of Quaker Capital Management Corporation's investment advisory clients.

         (b)      Percent of class:

                  See item 11 of pages 2-4 of this Schedule 13G.

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        See item 5 of pages 2-4 of this Schedule 13G.

                  (ii)  shared power to vote or to direct the vote:

                        See item 6 of pages 2-4 of this Schedule 13G.

                  (iii) sole power to dispose or to direct the disposition of:

                        See item 7 of pages 2-4 of this Schedule 13G.

                  (iv)  shared power to dispose or to direct the disposition of:

                        See item 8 of pages 2-4 of this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         The shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Persons, which clients are entitled to receive dividends on the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


                               Page 7 of 12 Pages

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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


Item 8.  Identification and Classification of Members of the Group.

        Not applicable.

Item 9.  Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 1999


                                      QUAKER CAPITAL MANAGEMENT
                                      CORPORATION



                                      By:/s/ Mark G. Schoeppner
                                         --------------------------------------
                                            Mark G. Schoeppner, President



                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 1999

                                   QUAKER CAPITAL PARTNERS I, L.P.

                                   By:      Quaker Premier, L.P., its general
                                            partner

                                   By:      Quaker Capital Management
                                            Corporation, its general partner



                                            By: /s/ Mark G. Schoeppner
                                                -------------------------
                                                 Mark G. Schoeppner,
                                                 President


                              Page 10 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 10, 1999



                                   QUAKER PREMIER, L.P.



                                   By:      Quaker Capital Management
                                            Corporation, its general partner



                                            By: /s/ Mark G. Schoeppner
                                                -------------------------
                                                 Mark G. Schoeppner,
                                                 President


                              Page 11 of 12 Pages

                               INDEX TO EXHIBITS


Exhibit No.                   Description
-----------                   -----------
   99.1                       Joint Filing Agreement